    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2003
                                                  REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                        TERAFORCE TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                                      76-0471342
  (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                      Identification No.)


                              1240 E. CAMPBELL ROAD
                             RICHARDSON, TEXAS 75081
                                 (469) 330-4960
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                                 ROBERT P. CAPPS
                        TERAFORCE TECHNOLOGY CORPORATION
                            EXECUTIVE VICE PRESIDENT
                              1240 E. CAMPBELL ROAD
                             RICHARDSON, TEXAS 75081
                            TELEPHONE: (469) 330-4960
                               FAX: (972) 367-2271
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:
                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                         2505 N. PLANO ROAD, SUITE 4000
                             RICHARDSON, TEXAS 75082
                            TELEPHONE: (972) 680-7550
                               FAX: (972) 680-7551

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
                                                                       Proposed Maximum    Proposed Maximum
                Title of Each Class of                 Amount           Offering Price         Aggregate             Amount
             Securities to be Registered         to be Registered(1)     per Share (2)    Offering Price (2)   of Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share.......       29,886,668            $0.160            $4,781,867             $440.00
----------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416, the Registration Statement also covers an indeterminate number of additional shares of common stock that may be issuable to prevent dilution resulting from stock splits, stock dividends or similar events.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based on the average high and low price on January 24, 2003, as reported on the OTC Bulletin Board.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion Dated January 27, 2003

                        TERAFORCE TECHNOLOGY CORPORATION

                        29,886,668 SHARES OF COMMON STOCK

         This prospectus relates to 29,886,668 shares of common stock of TeraForce Technology Corporation to be sold from time to time by the selling stockholders named in this prospectus. We are not selling any shares under this prospectus, and we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. Three of the selling stockholders hold warrants that are exercisable for a total of 3,970,000 shares of common stock. We would receive proceeds of $0.12 per share if a warrant holder elected to exercise his warrant.

         The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in a section entitled "Plan of Distribution" on page 20. You should read this prospectus and any supplement carefully before you invest.

         Our common stock is traded on the OTC Bulletin Board under the symbol "TERA." On January 22, 2003, the last reported sale price of our common stock on the OTC Bulletin Board was $0.16 per share.

         YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------


              The date of this prospectus is             , 2003

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
Prospectus Summary................................................................................................3
Risk Factors......................................................................................................5
Use of Proceeds..................................................................................................13
Selling Stockholders.............................................................................................14
Description of Capital Stock.....................................................................................18
Plan of Distribution.............................................................................................20
Legal Matters....................................................................................................21
Experts..........................................................................................................21
Where You Can Find More Information..............................................................................22
Disclosure of Commission Position on Indemnification.............................................................24
Information Not Required In Prospectus...........................................................................25
Signatures.......................................................................................................33
Index of Exhibits................................................................................................34

                               PROSPECTUS SUMMARY

         We use the terms "we," "us," and "our" to refer to TeraForce Technology Corporation, a Delaware corporation, and its subsidiaries unless the context indicates otherwise. This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options and warrants have not been exercised.

THE COMPANY

         We design, develop, produce and sell high-density embedded computing platforms and digital signal processing products, primarily for applications in the defense electronics industry. The Company is also involved, through our subsidiaries or joint venture arrangements, in the design and sale of optical networking equipment and the design of Internet infrastructure equipment. We were incorporated in Delaware on May 23, 1995. Our principal executive offices are located at 1240 E. Campbell Road, Richardson, Texas 75081 and our telephone number at that address is (469) 330-4960.

THE OFFERING

Common stock offered by us................................... None

Common stock offered by the selling stockholders............. A maximum of 29,886,668 shares

Common stock outstanding as of December 31, 2002............. 114,255,517 shares

Offering price............................................... Determined at the time of sale

Use of proceeds.............................................. We will receive no proceeds from the sale of our common stock by the selling stockholders.  Any
                                                              proceeds we receive upon the exercise of the
                                                              warrants outstanding will be used for general
                                                              corporate purposes.

OTC Bulletin Board Symbol.................................... TERA

THE SELLING STOCKHOLDERS

         The selling stockholders described below are offering shares of our common stock from time to time under this prospectus.

         In April 2002, we issued to St. James Capital Partners, L.P. and SJMB, L.P. an aggregate of 1,000,000 shares of our common stock in exchange for warrants they held that were exchangeable for our common stock. We also issued 1,000,000 shares of our common stock to The Coastal Corporation Second Pension Trust in exchange for warrants it held that were exchangeable for our common stock.

         On October 3, 2002, we issued an aggregate of 16,666,668 shares of our common stock to Morton A. Cohn and Fayez Sarofim in exchange for $2,000,000 cash. We also issued warrants for the purchase of an aggregate of 400,000 shares of common stock to these two investors. As part of this transaction, we also amended the terms of warrants Messrs. Cohn and Sarofim owned for the purchase of 780,000 shares of common stock.

         Also on October 6, 2002, we issued 1,250,000 shares of our common stock to Steven A. Webster for $150,000 cash. On September 29, 2002, we issued 833,334 shares of common stock to Richard E. Bean for $100,000 cash.

         On October 23, 2002, we issued 2,500,000 shares to Don A. Sanders in exchange for $300,000 cash, 666,666 shares of common stock to Katherine U. Sanders in exchange for $80,000 cash, 400,000 shares to Don and Julie Weir in exchange for $48,000 cash, 250,000 shares to Lisa Dawn Weir in exchange for $30,000 cash, 250,000 shares to Paul and Laura M. Tate in exchange for $30,000 cash and 100,000 shares to Eric Glenn Weir in exchange for $12,000 cash.

         On November 29, 2002, we issued 1,000,000 shares of common stock to SSJ Enterprises, LLC for $120,000 cash.

         In connection with the restructuring and extension of certain of our debt obligations, Oscar S. Wyatt agreed to provide a total of $4,500,000 in credit support for our outstanding debt. He has also agreed to extend the payment term related to $600,000 in notes payable to him. In exchange, we issued warrants to Mr. Wyatt for the purchase of 960,000 shares of common stock and have agreed to amend warrants that Mr. Wyatt already owned for the purchase of 1,830,000 shares of our common stock.

         We agreed to provide registration rights to each of these investors in connection with the issuance of these 25,916,668 shares of common stock and the issuance or amendment of warrants for the purchase of an additional 3,970,000 shares of common stock.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         The statements in this prospectus regarding our future financial and operating performance and results, and other statements that are not historical facts, are forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use the words "may," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," "designed" or other similar expressions to identify forward-looking statements. You should read statements that contain such words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition, and/or state other "forward-looking" information. These statements also involve risks and uncertainties, including, but not limited to:

         o events, conditions and financial trends that may affect the Company's future plans and business strategy,

         o results of expectations and estimates as to prospective events, and

         o circumstances about which the Company can give no firm assurance.

Examples of types of forward-looking statements include statements on future levels of net revenue and cash flow, new product development, strategic plans and financing. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Factors that might cause a difference include, but are not limited to:

         o general economic conditions in the markets the Company operates in;

         o success in the development and market acceptance of new and existing products;

         o dependence on suppliers, third party manufacturers and channels of distribution;

         o        customer and product concentration;

         o        fluctuations in customer demand;

         o the ability to obtain and maintain access to external sources of capital;

         o        the ability to control costs;

         o        overall management of the Company's expansion; and

         o other risk factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.

         We believe it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Any forward-looking statement speaks only as of the date the statement was made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date the statement was made. Because it is not possible to predict every new factor that may emerge, forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. When considering our forward-looking statements, keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this prospectus.

RISKS RELATING TO OUR BUSINESS

         A Number of Factors Could Cause Our Operating Results to Fluctuate Significantly.

         Our revenues and operating results in any reporting period may fluctuate significantly due to a variety of factors, including:

         o changes in the price or availability of components for our products;

         o the mix of products sold to the defense electronics markets and other markets;

         o our ability to introduce new technologies and features ahead of competitors;

         o        the timing and size of orders we receive from customers;

         o        fluctuations in demand for our products;

         o        delays in acceptance testing by customers;

         o production delays due to quality problems with outsourced components;

         o changes in our pricing, policies or the pricing policies of our competitors;

         o changes in customers' requirements, including changes or cancellations of orders from customers;

         o        manufacturing and shipment delays and deferrals;

         o our ability to efficiently produce and ship orders promptly on a price-competitive basis;

         o announcements or introductions of new products by our competitors; and

         o changes in general economic conditions as well as those specific to the defense electronics industry.

         Current economic conditions have made it more difficult to make reliable estimates of future revenues. Fluctuations in our revenue can lead to even greater fluctuations in our operating profits. In addition, we expect to continue to incur significant research and development expenses as we continue to develop products to serve our markets. Our products are subject to rapidly changing technology, frequent product performance improvements and evolving industry standards. The ability to deliver superior technological performance on a timely and cost effective basis is a crucial factor in securing design wins for future generations of defense electronic systems. Significant research and development spending by us does not ensure that our products will be designed into a customer's system. Because future production orders are usually contingent upon securing a design win, our operating results may fluctuate due to either obtaining or failing to obtain design wins for significant customer systems.

         We Have Incurred Significant Losses in the Past and Are Not Currently Profitable.

         We are not currently profitable. For the first nine months of 2002 we had a net loss of $4,074,000 and over the prior three years we have incurred net losses of $21,549,000, $29,572,000 and $29,589,000, respectively. These losses have been funded from borrowings under credit facilities, proceeds from the settlement of litigation and sales of common and preferred stock. It is not certain when we will become profitable. The ability to become profitable will depend, in part, on our ability to increase net revenue from sales of defense electronics products. If our need for capital exceeds available resources, there can be no assurance that additional capital will be available through public or private equity or through debt financing. If we are unable to obtain additional capital in the amounts needed, there can be no assurance that we will be able to continue to operate.

         Debt Service Obligations May Adversely Affect Our Cash Flow and We May Be Unable to Repay the Debt On Time.

         We have approximately $4,600,000 of debt outstanding as of the date of this prospectus. Of this amount, $3,900,000 is due by the end of 2003. It is unlikely that we will be able to generate sufficient cash flow from operations to repay all of this debt when it comes due. While we intend to restructure or refinance this debt, there is no assurance that we will be able to do so in a timely manner. Even if we are able to refinance or restructure this debt, we may still be subject to substantial interest and principal repayment obligations.

         Our Auditors Have Expressed Doubt as to Our Ability to Continue as a Going Concern.

         Our independent certified public accountants have added an explanatory paragraph to their audit opinion that was issued in connection with our 2001 consolidated financial statements. The opinion states that our ability to continue as a going concern is uncertain due to the amount of debt that is due in 2002 and the uncertainty of refinancing or restructuring the debt. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments might include changes in the future recoverability and classification of assets or the amounts and classification of liabilities that might result if we are unable to continue as a going concern.

         We May Not Be Able to Successfully Complete Development and Achieve Customer Acceptance of New Defense Electronics Products.

         We must continually enhance our products. Certain enhancements to our products are in the development phase and are not yet ready for commercial manufacturing or deployment. The successful development and deployment of these products is subject to substantial risk. The development of these products, from laboratory prototype to customer trial and finally to general availability, involves a number of steps including the following:

         o        completion of product development;

         o the qualification and multiple sourcing of critical components;

         o        validation of manufacturing methods and processes;

         o extensive quality assurance and reliability testing, including staffing of testing infrastructure;

         o        validation of embedded software; and

         o establishment of systems integration and systems test validation requirements.

         Each of these steps in turn presents serious risks of failure, rework or delay, any one of which could decrease the speed and scope of product introduction and marketplace acceptance of the product. In addition, unexpected intellectual property disputes, failure of critical design elements, and other execution risks may delay or even prevent the introduction of these products.

         Additionally, the markets for our new product lines may be undeveloped. The commercial acceptance of these types of products may be uncertain. We cannot assure you that the sales and marketing efforts for these products will be successful.

         We are a Party to Lawsuits and May Be Subject to Other Contingent Liabilities.

         We are a named party in a lawsuit and may be subject to significant other liabilities. There can be no assurance that defending these matters will not require a substantial amount of our resources, and that any judgments would not materially affect our financial condition and results of operations.

         Our Failure to Quickly Adopt to Rapidly Changing Competitive and Economic Conditions Could Have a Material Adverse Effect on Our Business and Results of Operations.

         We operate in a rapidly changing competitive and economic environment. Our future success will depend in part on our ability to enhance our current products and to develop new products on a timely and cost-effective basis to respond to technological developments and changing customer needs. The markets for sophisticated technology are constantly undergoing rapid competitive and economic changes, and the full scope and nature of these changes are difficult to predict. The defense electronics market, in particular, demands constant technological improvements as a means of gaining military advantage. We believe that technological and regulatory change will continue to attract new entrants to our competitive market. Industry consolidation among competitors may increase their financial resources, enabling them to reduce their prices, which would in turn require us to reduce the prices of our products or risk losing market share.

         We Have a Limited Customer Base.

         We are dependent on a small number of customers for a large portion of our revenues. In fiscal 2001, one customer accounted for 37% of our revenues. Our customers in the defense electronics market purchase our products in connection with government programs that may have limited duration, leading to inconsistent sales to any particular customer in the defense electronics market from year to year. A significant decrease in the sales to any of our major customers, or the loss of any of our major customers, would have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues are largely dependent upon the ability of our customers to develop and sell products that incorporate our products. There is no assurance that our customers will not experience financial or other difficulties that could adversely affect our operations and, in turn, our results of operations.

         We May Not Be Successful if We Do Not Attract New Customers.

         Our future success will depend on our ability to attract additional customers. The growth of our customer base could be adversely affected by:

         o customer unwillingness to implement our defense electronics technology;

         o any delays or difficulties that we may incur in completing the development, introduction and production manufacturing of our planned products or product enhancements;

         o        new product introductions by our competitors;

         o        any failure of our products to perform as expected; or

         o any difficulty we may incur in meeting customer delivery or performance requirements.

         We Must Attract, Retain and Motivate Key Technical and Management Personnel in a Competitive Market in Order to Sustain and Grow Our Business.

         Our success depends to a significant extent upon key technical and management employees. Competition for highly qualified employees can be intense and the process of locating key technical and management personnel with the required combination of skills and attributes can be lengthy and expensive. There can be no assurance that we will be successful in retaining our existing key personnel or in attracting and retaining the additional employees we may require. We must continue to recruit, train, assimilate, motivate, and retain qualified managers and employees to manage our operations effectively. If we do not successfully recruit, hire and retain key employees, we may be unable to execute our business plan effectively and our results of operations could be significantly adversely affected.

         We May Be Unable to Secure Necessary Components and Support Because We Depend Upon a Limited Number of Third Party Manufacturers and Support Organizations.

         We depend on a limited number of suppliers for components of our products, as well as for equipment used to design and test our products. Certain components used in our products are only available from a single source or limited number of vendors. Some of the sole source and limited source vendors are companies who, from time to time, allocate parts to equipment manufacturers due to market demand for components and equipment. Many of our competitors are much larger and may be able to obtain priority allocations from these shared vendors, thereby limiting or making unreliable our sources of supply for these components. Any delay in component availability for any of our products could result in delays in deployment of these products and in our ability to recognize revenues.

         If we are unable to obtain sufficient supplies from alternative sources, reduced suppliers and higher prices of components will significantly limit our ability to meet scheduled product deliveries to customers. A delay in receiving certain components or the inability to receive certain components could harm our customer relationships and our results of operations.

         Failures of components affect the reliability and performance of our products, can reduce customer confidence in our products, and may adversely affect our financial performance. From time to time, we have experienced delays in receipt of components and have received components that do not perform according to their specifications. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments that could harm our business. In addition, a consolidation among suppliers of these components or adverse developments in their businesses that affect their ability to meet our supply demands could adversely impact the availability of components that we depend on. Delayed deliveries from these sources could adversely affect our business.

         Our defense electronics products are manufactured by a limited number of third party manufacturers. If we were required to find alternative third party manufacturers, we may be forced to incur significant costs and risks. There is no assurance that the alternative manufacturers could produce our products with quality or costs comparable to the existing manufacturers. In addition, the transfer of the manufacturing process could result in significant delays that could cause us to miss deadlines imposed by our customers.

         The Defense Electronics Products Business Is Subject to Special Risks.

         We expect that essentially all of our net revenues in the future will come from the sale of our defense electronics products. In most cases, we supply products to sub-contractors and prime contractors whose ultimate customer is often an agency of the United States government. Reductions in government spending on programs that incorporate our products could have a material adverse effect on our business, financial condition and results of operations. The contracts with the United States government are subject to special risks including the following:

         o        delays or cancellations of funding for programs;

         o        ability of the government to unilaterally cancel the contract;

         o reduction or modification as a result of budgetary restraints or political changes; and

         o other factors not under the control of us or the prime contractor.

         The Failure to Develop and Introduce New Products That Meet Changing Customer Requirements and Address Technological Advances Would Limit Our Ability to Sell Our Products and Services.

         New product development often requires long-term forecasting of market trends, and development and implementation of new technologies. If we fail or are late to respond to new technological developments, market acceptance of our products may be significantly reduced or delayed. The markets we participate in are characterized by rapidly changing technology, evolving industry standards, changes in end user requirements, and frequent new product introductions and enhancements. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable.

         We May Not Be Able to Secure an Adequate Number of Design Wins.

         Before buying our products a customer will evaluate our products, and those of our competitors, as a part of designing a larger system. When a customer selects our product to be utilized in their system, it is a "design win." The design-win process is typically lengthy and expensive, and there can be no assurance that we will be able to continue to meet the product specifications of our customers in a timely and adequate manner. Regarding the defense electronics market, military planners historically have funded significantly more design projects than actual deployments of new equipment. There can be no assurance that we will secure an adequate number of design wins. Failure to secure design wins could have a material adverse effect on our business, financial condition and results of operations.

         Product Performance Problems Could Limit Sales Prospects.

         As the technology and manufacturing methods mature, the production of new products with high technology content may incur special performance problems. If significant reliability or quality problems develop, including those due to faulty components, a number of negative effects on our business could result, including:

         o        costs associated with reworking the manufacturing processes;

         o        high service and warranty expenses;

         o        expenses associated with obsolete inventory;

         o        high levels of product returns;

         o        delays in collecting accounts receivable;

         o        reduced orders from existing customers; and

         o        declining interest from potential customers.

         Although we maintain accruals for product warranties, actual costs could exceed these amounts. From time to time, there will be interruptions or delays in the activation of products at a customer's site. These interruptions or delays may result from product performance problems or from aspects of the installation and activation activities, and some of these delays are outside our control. If we experience significant interruptions or delays that cannot be promptly solved, confidence in our products could be undermined, which could have a material adverse effect on operations.

         Failure to Protect Our Intellectual Property Will Adversely Affect Our Ability to Compete in the Industry and the Profitability of Our Operations.

         We rely on a combination of patents, copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners. We control access to and distribution of our software, documentation and other proprietary information. These intellectual property protection measures may not be sufficient to prevent wrongful misappropriation of our technology. In addition, these measures will not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology. The laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Failure to protect proprietary information could result in, among other things, loss of competitive advantage, loss of customer orders and decreased revenues. Monitoring the unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be impaired. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

         We May Be Subject to Intellectual Property Infringement Claims That Are Costly to Defend and Could Limit Our Ability to Use Some Technologies in the Future.

         Like other participants in the industry, we expect that we will continue to be subject to infringement claims and other intellectual property disputes as competition in the marketplace continues to intensify. In the future, we may be subject to litigation and may be required to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and divert management's attention from operations. Adverse determinations in such litigation could:

         o result in the loss of our proprietary rights to use the technology,

         o        subject us to significant liabilities,

         o        require us to seek licenses from third parties,

         o require us to redesign the products that use the technology, or

         o prevent manufacturing or sale of our products that employ the technology.

If we are forced to take any of the foregoing actions, our business may be seriously harmed.

         We May Be Unable to License Third Party Technology at a Reasonable
Cost.

         From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot ensure that third-party licenses will be available to us on commercially reasonable terms. The inability to obtain the third-party licenses that we need to develop new products and product enhancements could require us to utilize technology of lower quality or performance standards, or to license the superior technology at a greater cost. Both licensing inferior technology at a reasonable cost and licensing superior technology at a higher cost could seriously harm the competitiveness of our products.

         Our Products Are Subject to Government Regulation.

         The export of our products and related technology may be subject at times to regulation and restriction by the Department of Commerce. Since our products are utilized in defense and intelligence gathering related applications, in some cases the export of our products and related technology may be subject to further regulation and restriction by the Department of State. While such sales have not been material to date, the export controls could limit our ability to sell our products outside the United States or could delay such sales. We also may be required to spend substantial time and resources in order to comply with the regulations and restrictions. We could be subject to fines if we fail to properly comply with these regulations.

         In addition, our business and operating results may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers or by the imposition of export restrictions on products that we sell internationally. The governments of many other countries actively promote and create competition in the telecommunications industry. We do not believe we have material exposure to environmental laws. Changes in current or future laws or regulations, in the United States or elsewhere, could materially and adversely affect our business and results of operations.

RISKS RELATING TO OUR COMMON STOCK

         The Common Stock Is Subject to Price Volatility.

         The price of our common stock is volatile. Because of possible fluctuations in operating results, such as revenues or operating results being below the expectations of public market analysts and investors, there may be additional volatility in the price of our common stock. In such event, the market price of our common stock could decline significantly. A significant decline in the market price of our common stock could result in litigation that could subsequently result in increased costs and a diversion of management's attention and resources from operations.

         Additional Capital May Dilute Current Stockholders.

         In order to provide capital for the operation of the business, we may enter into additional financing arrangements. These arrangements may involve the issuance of new shares of common stock, preferred stock that is convertible into common stock, debt securities that are convertible into common stock or warrants for the purchase of common stock. Any of these items could result in a material increase in the number of shares of common stock outstanding, which would in turn result in a dilution of the ownership interests of existing common stockholders. In addition, these new securities could contain provisions, such as priorities on distributions and voting rights, which could affect the value of our existing common stock.

         There May Not Be a Liquid Market for the Common Stock.

         Our common stock is currently traded on the OTC Bulletin Board operated by Nasdaq. This market generally has less liquidity than the Nasdaq SmallCap Market and certain institutional investors are precluded from buying stock in this market. There can be no assurance that our investors will be able to sell their shares of common stock at prices and times that are desirable.

         We May Propose a Reverse-Split of Our Common Stock.

         In order to increase the trading price of our common stock we may at some time in the future propose a reverse-split of our common stock. Such a proposal would require the approval of the majority of the outstanding shares of voting stock to be implemented. There can be no assurance that a reverse-split would have the intended effect and therefore it could dilute the value of our common stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from any sale of shares of common stock by the selling stockholders (other than the exercise price payable upon the exercise of any warrants issued to the selling stockholders). Assuming all of the warrants held by Mr. Wyatt, Mr. Cohn and Mr. Sarofim for an aggregate of 3,970,000 shares of common stock were exercised through a cash exercise, we would receive an aggregate of $476,400 of proceeds. The shares of common stock underlying the warrants are being registered for resale in this registration statement. We anticipate that we will use any proceeds from the exercise of the warrants for general corporate purposes in the execution of our business strategy.

                              SELLING STOCKHOLDERS

         General. This prospectus covers offers and sales from time to time of our common stock by the selling stockholders.

         The selling stockholders are:

         o St. James Capital Partners, L.P., a Delaware limited partnership ("St. James Capital");

         o SJMB, L.P., a Delaware limited partnership (collectively with St. James Capital, "St. James");

         o The Coastal Corporation Second Pension Trust, a trust organized under the laws of the State of Texas;

         o        Morton A. Cohn, an individual resident in Houston, Texas;

         o        Fayez Sarofim, an individual resident in Houston, Texas;

         o        O.S. Wyatt, Jr., an individual resident in Houston, Texas;

         o        Steven A. Webster, an individual resident in Houston, Texas;

         o        Richard E. Bean, an individual resident in Houston, Texas;

         o        Don A. Sanders, an individual resident in Texas;

         o        Katherine U. Sanders, an individual resident in Texas;

         o        Don and Julie Ellen Weir, individual residents in Texas;

         o        Lisa Dawn Weir, an individual resident in Texas;

         o        Paul and Laura Tate, individual residents in Texas;

         o        Eric Weir, an individual resident in Texas; and

         o SSJ Enterprises, LLC, a New York limited liability company, a resident of New York.

These selling stockholders may offer and resell up to an aggregate of 29,886,668 shares of our common stock from time to time under this prospectus.

         On April 11, 2002, we agreed to issue 1,000,000 shares of common stock to St. James in exchange for the return and cancellation of warrants for the purchase of 19,500,0000 shares of Common Stock. Both the exchange agreement and the registration rights agreement are filed as an exhibit to the registration statement this prospectus is a part of. St. James may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events pursuant to Rule 416 of the Securities Act.

         On April 11, 2002, we agreed to issue 1,000,000 shares of common stock to The Coastal Corporation Second Pension Trust ("Coastal") in exchange for the return and cancellation of warrants for the purchase of 6,517,308 shares of Common Stock that Coastal held. Coastal may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events pursuant to Rule 416 of the Securities Act.

         On October 3, 2002, the Company issued 16,666,668 shares of common stock to Morton A. Cohn and Fayez Sarofim for an aggregate of $2,000,000 in cash. Pursuant to the stock purchase agreements, the Company issued warrants to these investors for the purchase of an aggregate of 400,000 shares of common stock at $0.12 per share. These warrants can be exercised at any time before September 30, 2005. The Company also amended warrants for the purchase of 780,000 shares of common stock that Mr. Cohn and Mr. Sarofim already owned to allow for an exercise price of $0.12 per share. Of these, warrants for the purchase of 300,000 shares of common stock can be exercised at any time before December 31, 2003 and warrants for the purchase of 480,000 shares of common stock can be exercised at any time before May 31, 2004. These investors had previously provided letters of credit that secured a portion of the Company's debt. Pursuant to the terms of the agreements, the investors agreed to vote their shares in favor of a reverse split of common stock with a range from 1:6 to 1:12 that the Company proposes to its stockholders on or before October 3, 2003.

         The proceeds from the sales of common stock to Mr. Cohn and to Mr. Sarofim were used to reduce by $2,000,000 the amount outstanding under the Company's $4,500,000 Business Loan Agreement with Bank One, N.A., dated June 1, 2002, as amended. We had previously reported that an additional $2,000,000 of common equity sales would be required to complete these transactions, but the investors waived this condition. We amended our credit agreement with Bank One, N.A. to decrease the total credit limit from $4,500,000 to $2,700,000, and to extend the maturity date to March 31, 2004. The amount available for borrowing under the credit facility will be reduced by $450,000 per quarter beginning with the quarter ended March 31, 2003. The amended credit facility is secured by an irrevocable letter of credit provided by O.S. Wyatt, Jr.

         Also on September 29, 2002, the Company sold an additional 833,334 shares of common stock to Richard E. Bean for $100,000 cash. On October 6, 2002, the Company sold 1,250,000 shares of common stock to Steven A. Webster for $150,000 cash. The net proceeds from the sales to Mr. Bean and Mr. Webster were $250,000, and were used for working capital.

         On October 23, 2002, the Company sold a total of 4,166,666 shares of common stock to the following investors: Don A. Sanders, Katherine U. Sanders, Don and Julie Ellen Weir, Lisa Dawn Weir, Paul and Laura Tate, and Eric Weir. Net proceeds for these transactions amounted to $500,000 and were used for working capital.

         On November 29, 2002, we issued 1,000,000 shares of common stock to SSJ Enterprises, LLC for $120,000 cash.

         The Company's $1,500,000 Loan Agreement with Bank One dated October 12, 2001, has been subsequently amended to extend its maturity. The maturity of this facility is now January 31, 2003. The Company's obligations under this facility are secured by the unconditional guarantee of Oscar S. Wyatt, and Mr. Wyatt has agreed to continue to provide this guarantee. The Company expects this credit facility to be further amended in order to extend its maturity to September 15, 2003, or later.

         Also, on January 11, 2003, the Company executed a note payable to Oscar
S. Wyatt in the amount of approximately $647,000 in satisfaction of four notes payable to Mr. Wyatt, including accrued interest. The new note payable is due September 15, 2003. Concurrent with the completion of these transactions, the Company and Oscar S. Wyatt entered into a reimbursement agreement. Under the reimbursement agreement, which supercedes reimbursement agreements dated June 1, 2001 and October 19, 2001, the Company has agreed to indemnify and reimburse Mr. Wyatt for any amounts he may incur pursuant to the letter of credit and unconditional guarantee that he has provided as collateral for the Company's loan agreements with Bank One. As consideration for this on-going credit support and the new note payable, the Company has issued to Mr. Wyatt warrants for the purchase of 960,000 shares of common stock at a price of $0.12 per share. These warrants may be exercised at any time before October 31, 2004. In addition, the Company amended warrants previously held by Mr. Wyatt to provide for an exercise price of $0.12. These amended warrants allow Mr. Wyatt to purchase a total of 1,830,000 shares of common stock. Pursuant to the amended warrants, Mr. Wyatt may purchase 960,000 shares at any time before October 31, 2004, 150,000 shares at any time before December 31, 2003, and 720,000 shares at any time before May 31, 2004.

         The Company agreed to provide registration rights agreements to each of these investors, and has agreed to file a registration statement registering the 25,916,668 shares of common stock purchased by the investors and the 3,970,000 shares of common stock to be issued upon the exercise of the warrants.

         Selling stockholders table. The following table lists the name of each selling stockholder, the number of shares of common stock owned by each selling stockholder before this offering, the number of shares of common stock that may be offered by each selling stockholder pursuant to this prospectus and the number of shares of common stock to be owned by each selling stockholder upon completion of the offering if all shares registered for resale by this registration statement are sold. None of the selling stockholders have held any position or office or had any other material relationship with us in the last three years, other than as described herein. The information below is as of December 31, 2002 and has been furnished by the respective selling stockholders.

                                                        NUMBER OF SHARES        NUMBER OF SHARES         NUMBER OF SHARES
                      NAME OF                          OWNED BEFORE THIS      BEING REGISTERED FOR       OWNED AFTER THIS
                SELLING STOCKHOLDER                        OFFERING                 RESALE                  OFFERING (1)
---------------------------------------------          -----------------      --------------------       ----------------
St. James Capital Partners, L.P.                            178,390                   178,390                        --

SJMB, L.P.                                                  741,610                   741,610                        --

Falcon Seaboard Investment Company, L.P.                     80,000                    80,000                        --

The Coastal Corporation Second Pension Trust              9,896,251                 1,000,000                 8,896,251

Morton A. Cohn                                            9,123,334(2)              8,923,334(3)                200,000

Fayez Sarofim                                             8,923,334(4)              8,923,334(4)                     --

Steven A. Webster                                         1,327,115                 1,250,000                        --

Richard E. Bean                                           1,324,347                   833,334                   355,158

Don A. Sanders                                            2,670,000(5)              2,500,000                   170,000(6)

Katherine U. Sanders                                        726,666(7)                666,666                    60,000(8)

Don and Julie Ellen Weir                                    430,000(9)                400,000                    30,000(10)

Lisa Dawn Weir                                              250,000                   250,000                        --

Paul and Laura Tate                                         250,000                   250,000                        --

Eric Weir                                                   100,000                   100,000                        --

SSJ Enterprises, LLC                                      1,000,000                 1,000,000                        --

O.S. Wyatt, Jr.                                           3,177,601(11)             2,790,000(12)               387,601
                                                                                   ----------

         TOTAL ..............................                                      29,886,668

----------

(1) Assumes all shares registered under this registration statement will be offered and sold.

(2) Represents (a) 8,533,334 shares currently held by the holder, and (b) 590,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(3) Represents (a) 8,333,334 shares currently held by the holder, and (b) 590,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(4) Represents (a) 8,333,334 shares currently held by the holder, and (b) 590,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(5) Represents (a) 2,500,000 shares currently held by the holder, and (b) 170,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(6) Represents 170,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(7) Represents (a) 666,666 shares currently held by the holder, and (b) 60,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(8) Represents 60,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(9) Represents (a) 400,000 shares currently held by the holder, and (b) 30,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(10) Represents 30,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(11) Represents (a) 387,601 shares currently held by the holder, and (b) 2,790,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(12) Represents 2,790,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

         Our Certificate of Incorporation permits the issuance of up to 200,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of December 31, 2002, there were 114,255,517 shares of our common stock and no shares of preferred stock outstanding. The following description of our capital stock is intended to be a summary, and you should read it in conjunction with our Amended and Restated Certificate of Incorporation filed with the SEC.

COMMON STOCK

         Under our Certificate of Incorporation, we may issue 200,000,000 shares of common stock, with a par value of $0.01 per share. All shares of our common stock have one vote per share. Stockholders of our common stock may receive dividends, when and as declared by the board of directors, if funds are legally available for the payment of dividends. Shares of our common stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, stockholders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding shares of convertible preferred stock. All outstanding shares of our common stock are fully paid and nonassessable.

         Our Common Stock is traded on the OTC Bulletin Board operated by Nasdaq under the symbol "TERA." Prior to June 19, 2001, our common stock was quoted on the Nasdaq SmallCap Market under the symbol "ICOM." On June 19, 2001, Nasdaq delisted our common stock for failing to maintain a minimum bid price of $1.00. On January 30, 2001, we changed our trading symbol to "TERA" from "ICOM" to reflect our name change to TeraForce Technology Corporation from Intelect Communications, Inc.

         The high and low bid prices for our common stock for each full quarter of the last two fiscal years, as reported on the OTC Bulletin Board and Nasdaq, are as follows (these prices are inter-dealer prices, without mark-up, mark-downs or commission included and may not necessarily represent actual transactions):

     Quarter period ended                           High                 Low
-----------------------------------            -------------        -------------
    2002
    March 31 ......................                0.180                0.100
    June 20 .......................                0.330                0.110
    September 30 ..................                0.230                0.100
    December 31 ...................                0.240                0.105

    2001
    March 31 ......................                1.438                0.344
    June 30 .......................                0.960                0.330
    September 30 ..................                0.420                0.150
    December 31 ...................                0.200                0.080

    2000
    March 31 ......................               10.438                1.375
    June 30 .......................                5.563                1.750
    September 30 ..................                2.656                1.125
    December 31 ...................                1.719                0.313

         As of December 31, 2002, there were approximately 43,000 owners of record (including nominee holders such as banks and brokerage firms who hold shares for the benefit of beneficial owners) of our common stock.

PREFERRED STOCK

         Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of preferred stock with a par value of $0.01 per share. No shares of our preferred stock were outstanding as of the date of this prospectus. We may issue the preferred stock in series, and the shares of each series shall have rights and preferences as designated by the resolution of the board of directors. In the designation of any series of preferred stock, the board of directors has authority, without further action by the holders of our common stock, to fix the number of shares constituting that series and to fix the dividend rights, dividend rate, conversion rights, terms of redemption and the liquidation preferences of that series of preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

WARRANTS

         As of January 15, 2003, there were outstanding warrants to purchase an aggregate of 7,901,602 shares of common stock at prices ranging from $0.12 to $10.29. The warrants expire at various times on or before October 31, 2004.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

                              PLAN OF DISTRIBUTION

         The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of common stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may sell their shares of common stock by one or more of the following methods, without limitation:

         o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        privately negotiated transactions;

         o        short sales;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans. If the selling stockholders engage in such transactions, the applicable conversion price may be affected. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their respective brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock from time to time.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby have been passed upon for us by our counsel, Haynes and Boone, LLP.

                                     EXPERTS

         Our consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for each of the three years in the period ended December 31, 2001, have been incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of Grant Thornton LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus constitutes a part of that registration statement and does not contain all of the information in the registration statement. This prospectus contains a description of the material terms and features of some material contracts, indentures, agreements, reports or exhibits required to be disclosed. However, as the descriptions are summaries of the contracts, indentures, agreements, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit filed with the registration statement. Copies of the registration statement, including the exhibits, as well as the periodic reports, proxy statements and other information we file with the SEC, may be examined without charge and copies of the materials may be obtained at prescribed rates from the public reference facilities maintained by the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get information about the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at the address http://www.sec.gov.

         The Securities and Exchange Commission allows us to "incorporate" into this prospectus information that we file with the Securities and Exchange Commission in other documents. This means we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 15, 2002;

         o our Amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the SEC on April 30, 2002;

         o our Current Report on Form 8-K filed with the SEC on March 15, 2002;

         o        our Current Report on Form 8-K filed with the SEC on October
                  21, 2002;

         o our amendment to our Current Report on Form 8-K/A filed with the SEC on November 13, 2002;

         o our amendment to our Current Report on Form 8-K/A filed with the SEC on January 15, 2003;

         o        our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2002;

         o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002; and

         o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

         We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon the written or oral request of each person, a copy of any and all of the documents incorporated by reference (other than exhibits to the documents unless the exhibits are specifically incorporated by reference in the documents). Any request should be directed to:

                              Attn: Robert P. Capps
               Executive Vice President - Chief Financial Officer
                              1240 E. Campbell Road
                             Richardson, Texas 75081
                            Telephone (469) 330-4960

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Pursuant to the registration rights agreements among the company and the selling stockholders, we have agreed to indemnify each selling stockholder and their respective officers, directors, agents, brokers, investment advisors, employees and any person who controls the selling stockholder against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (1) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any prospectus, including any amendments or supplements thereto, or (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that these liabilities arise out of or are based upon and in conformity with any information furnished in writing to us by each selling stockholder expressly for use in the Registration Statement or an amendment or supplement thereto. In addition, each selling stockholder, acting severally and not jointly, under the registration rights agreement has agreed to indemnify us and our officers, directors, employees, agents and any person who controls us against any losses, claims, damages, liabilities, costs or expenses arising out of or based upon and in conformity with written information furnished by the selling stockholder expressly for use in the Registration Statement or an amendment or supplement thereto. However, the foregoing indemnity shall not apply to amounts paid in settlement of any such liability if the settlement is effected without the consent of such selling stockholder.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the registrant in connection with the issuance and distribution of the securities being offered. All items below are estimates other than the Securities and Exchange Commission fees.

Securities and Exchange Commission Registration Fee...............................................  $      440
Listing Fee.......................................................................................           0
Printing Expenses.................................................................................           0
Accounting Fees and Expenses......................................................................      10,000
Legal Fees and Expenses...........................................................................      15,000
Blue Sky Fees and Expenses........................................................................           0
                                                                                                    ----------
Miscellaneous Expenses............................................................................         560
                                                                                                    ----------
   Total..........................................................................................  $   26,000
                                                                                                    ==========

         All of the above expenses except the Securities and Exchange Commission registration fee are estimated. All of such expenses will be borne by the company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware ("Delaware Code") nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to the Company or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

         The Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of Section 145 of the Delaware Code, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

         The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Article XI of the Company's Restated Bylaws provides that the Company shall indemnify each of its directors and officers, its former directors and officers and agents of the Company against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding, civil or criminal, in which such person is made a party by reason of being or having been such director or officer, except in situations where he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duty to the Company. In the event of a criminal conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial), such conviction shall not be deemed an adjudication of liability for negligence or misconduct in the performance of duty to the Company if such director or officer acted in good faith in what he or she considered to be the best interest of the Company and without reasonable cause to believe that his or her actions were illegal. In absence of an adjudication which expressly absolves the director or officer of liability to the Company or its stockholders for negligence or misconduct, or in the event of a settlement, the right to indemnification of a director or officer shall be conditioned upon prior resolution adopted by two-thirds of the disinterested members of the Board or by independent counsel.

         Article XI of the Company's Restated Bylaws also provides that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL. The Company maintains insurance on behalf of its directors and officers to protect them against such claims.

ITEM 16. EXHIBITS

         The exhibits listed below are filed as part of or incorporated by reference in this registration statement. Where such filing is incorporated by reference to a previously filed report, such report is identified. See the Index of Exhibits with the exhibits files as part of this registration statement.

Exhibit     Description of Exhibit
-------     ----------------------

3.1 Amended and Restated Certificate of Incorporation of the Company, filed as an exhibit to the Company's Form 8-K filed on February 1, 2001 and incorporated by reference herein.

3.2 Amended and Restated By-Laws of the Company, filed as an exhibit to the Company's Form S-4 filed October 30, 1997 and incorporated by reference herein.

4.1 Warrant issued to Hambrecht & Quist LLC exercisable to purchase up to 33,036 shares of Common Stock at an exercise price of $10.292 per share, expiring May 20, 2003 filed as an exhibit to the Company's Form 10-Q filed on August 14, 1998 and incorporated by reference herein.

4.2 Amended and Restated Warrant issued to AJC, Inc. exercisable to purchase up to 300,000 shares of Common Stock filed as an exhibit to the Company's Form 10-Q filed on November 17, 1999 and incorporated by reference herein.

4.3 Form of Registration Rights Agreement between the Company and the Buyers, dated as of December 22, 1998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.4 Form of Warrant to Purchase Common Stock of Intelect Communications, Inc. at an exercise price of $2.998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.5 Registration Rights Agreement between the Company and Coastal filed as an exhibit to the Company's Form 8-K filed on August 18, 1999 and incorporated by reference herein.

4.6 Registration Rights Agreement among the Company and the Buyers, dated February 24, 1999, relating to the Series E Convertible Preferred Stock and warrants filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.7 Form of Warrant to Purchase Common Stock of Intelect Communications, Inc., relating to the Series E Preferred Stock filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.8 Form of Warrant issued to Stonegate and the Investors to purchase common stock of Intelect Communications, Inc. at $2.50 per share, subject to adjustment filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.9 Warrant issued to Stonegate to purchase 250,000 shares of common stock of Intelect Communications, Inc. at $1.00 per share filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.10 Form of Registration Rights Agreement dated January 27, 2000 between Intelect Communications, Inc., the Investors names therein, and Stonegate filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.11 Form of Warrant issued to Stonegate affiliates to purchase common stock of Intelect Communications, Inc. at $6.00 per share, subject to adjustment filed as an exhibit to the Company's Form 8-K filed on March 21, 2000 and incorporated by reference herein.

4.12 Form of Registration Rights Agreement dated March 14, 2000 between Intelect Communications, Inc., the Investors named therein, and Stonegate filed as an exhibit to the Company's Form 8-K filed on March 21, 2000 and incorporated by reference herein.

4.13 Form of Amended and Restated Promissory Notes held by officer, convertible into Common Stock of the Company at a rate of $1.00 per share filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

4.14 Securities Purchase Agreement dated September 30, 2002 between the Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.15 Registration Rights Agreement dated September 30, 2002 between the Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.16 Form of Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.17 Form of Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.18 Form of Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.19 Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.20 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.21 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.22 Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.23 Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.24 Form of Registration Rights Agreement between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.25 Exchange Agreement dated April 11, 2002 between the Company and Coastal, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.26        Exchange Agreement dated April 11, 2002 between the Company and St.
            James, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.27 Registration Rights Agreement dated April 11, 2002 between the Company and St. James, filed as an exhibit to the company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.28 Form of Securities Purchase Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.29 Form of Registration Rights Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

5.1* Form of Opinion of Haynes and Boone LLP regarding validity of shares issued.

10.1** Employment Agreement between the Company and Herman Frietsch and Amendment thereto filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

10.2** Employment Agreement dated as of January 1, 2001 between the Company and Eugene Helms filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.3 Lease Agreement between Campbell Place One Joint Venture and DNA Enterprises, dated February 1, 1997 filed as an exhibit to the Company's Form 10-Q filed May 15, 1997 and incorporated by reference herein.

10.4 Agreement to Form Joint Venture dated August 17, 2001 between the Company and Singapore Technologies Electronics Limited filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.5 Sharing Agreement dated August 30, 2001 among the Company, Intelect Network Technologies Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.6 Stockholders Agreement dated August 30, 2001 among the Company, Intelect Technologies Inc. and Singapore Technologies Electronics Limited filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.7 Transition Services Agreement dated August 30, 2001 between the Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.8 Asset Purchase Agreement dated January 11, 2002 among the Company, Flextronics Design S.D., Inc. and DNA Enterprises, Inc. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.9 Design / Engineering Services Agreement dated January 11, 2002 between the Company and Flextronics Design S.D. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.10 Form of Promissory Note dated June 1, 2001 in favor of Bank One, N.A. filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.11 Business Loan Agreement dated June 1, 2001 between the Company and Bank One, N.A. filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.12 Reimbursement Agreement dated June 1, 2001 among the Company and Oscar S. Wyatt, Jr., Fayez Sarofim and Morton Cohn filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.13 Form of Promissory Note dated October 12, 2001 in favor of Bank One, N.A. filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.14 Loan Agreement dated October 12, 2001 between the Company and Bank One, N.A. filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.15 Reimbursement Agreement dated October 12, 2001 between the Company and Oscar S. Wyatt, Jr. filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.16 Promissory Note dated October 5, 2001 filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.17 Promissory Note dated October 12, 2001 filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.18 Promissory Note dated September 29, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.19 Promissory Note dated November 30, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.20 Promissory Note dated December 14, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.21 Promissory Note dated February 11, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.22** Employment Agreement dated January 1, 2001 between the Company and Robert P. Capps filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.23 Release and Settlement Agreement dated January 19, 2001 between the Company and Savage Arms, Inc. filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.24 Settlement and Release Agreement dated March 4, 2002 among the Company, DNA Enterprises, Inc. and Cadence Design Systems, Inc. filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.25** Amended and Restated Stock Incentive Plan filed as an exhibit to the Company's Definitive Proxy Statement filed on April 30, 2001 and incorporated by reference herein.

10.26 Amendment to Credit Agreement dated October 3, 2002 between the Company and Bank One, NA, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

10.27 Reimbursement Agreement by and between the Company and O.S. Wyatt, Jr. dated as of December 30, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

10.28 Promissory Note dated October 1, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003, and incorporated by reference herein.

13.1 Annual Report to stockholders on Form 10-K for the year ended December 31, 2001, filed on April 15, 2002 and incorporated by reference herein.

13.2 Quarterly Report to stockholders on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002 and incorporated by reference herein.

13.3 Quarterly Report to stockholders on Form 10-Q for the quarter ended June 30, 2002, filed on August 12, 2002 and incorporated by reference herein.

13.4 Quarterly Report to stockholders on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002 and incorporated by reference herein.

21.1*       Subsidiaries of the Company

23.1*       Consent of Grant Thornton LLP

23.2*       Consent of Haynes and Boone, LLP (included in 5.1)

----------

* Filed herewith.

** Management contract or other compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS

         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Amended and Restated Certificate Incorporation or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. The undersigned Registrant hereby undertakes:

         To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the Registration statement;

provided, however, that paragraphs (i) and (ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration statement.

         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES

            Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TERAFORCE TECHNOLOGY CORPORATION
                                       (Registrant)

Date: January 27, 2003                 By:   /s/ HERMAN M. FRIETSCH
                                           ------------------------------------
                                           Herman M. Frietsch
                                           Chief Executive Officer

            Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


/s/ HERMAN M. FRIETSCH                                  January 27, 2003
---------------------------------------------
Herman M. Frietsch
Chief Executive Officer and Director
(Principal Executive Officer)


/s/ ROBERT P. CAPPS                                     January 27, 2003
---------------------------------------------
Robert P. Capps
Chief Financial Officer
(Principal Financial and Accounting Officer)


/s/ DAVID H. YEDWAB                                     January 27, 2003
---------------------------------------------
David H. Yedwab, Director


/s/ ANTON VON AND ZU LIECHTENSTEIN                      January 27, 2003
---------------------------------------------
Anton von and zu Liechtenstein, Director


/s/ ROBERT E. GARRISON, II                              January 27, 2003
---------------------------------------------
Robert E. Garrison, II, Director

                                INDEX OF EXHIBITS

Exhibit     Description of Exhibit
-------     ----------------------
3.1         Amended and Restated Certificate of Incorporation of the Company,
            filed as an exhibit to the Company's Form 8-K filed on February 1,
            2001 and incorporated by reference herein.

3.2 Amended and Restated By-Laws of the Company, filed as an exhibit to the Company's Form S-4 filed October 30, 1997 and incorporated by reference herein.

4.1 Warrant issued to Hambrecht & Quist LLC exercisable to purchase up to 33,036 shares of Common Stock at an exercise price of $10.292 per share, expiring May 20, 2003 filed as an exhibit to the Company's
            Form 10-Q filed on August 14, 1998 and incorporated by reference herein.

4.2 Amended and Restated Warrant issued to AJC, Inc. exercisable to purchase up to 300,000 shares of Common Stock filed as an exhibit to the Company's Form 10-Q filed on November 17, 1999 and incorporated by reference herein.

4.3         Form of Registration Rights Agreement between the Company and the
            Buyers, dated as of December 22, 1998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.4         Form of Warrant to Purchase Common Stock of Intelect Communications,
            Inc. at an exercise price of $2.998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.5 Registration Rights Agreement between the Company and Coastal filed as an exhibit to the Company's Form 8-K filed on August 18, 1999 and incorporated by reference herein.

4.6 Registration Rights Agreement among the Company and the Buyers, dated February 24, 1999, relating to the Series E Convertible
            Preferred Stock and warrants filed as an exhibit to the Company's
            Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.7         Form of Warrant to Purchase Common Stock of Intelect Communications,
            Inc., relating to the Series E Preferred Stock filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.8 Form of Warrant issued to Stonegate and the Investors to purchase common stock of Intelect Communications, Inc. at $2.50 per share, subject to adjustment filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.9 Warrant issued to Stonegate to purchase 250,000 shares of common stock of Intelect Communications, Inc. at $1.00 per share filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.10        Form of Registration Rights Agreement dated January 27, 2000 between
            Intelect Communications, Inc., the Investors names therein, and Stonegate filed as an exhibit to the Company's Form 8-K filed on February 8, 2000 and incorporated by reference herein.

4.11 Form of Warrant issued to Stonegate affiliates to purchase common stock of Intelect Communications, Inc. at $6.00 per share, subject to adjustment filed as an exhibit to the Company's Form 8-K filed on March 21, 2000 and incorporated by reference herein.

4.12        Form of Registration Rights Agreement dated March 14, 2000 between
            Intelect Communications, Inc., the Investors named therein, and Stonegate filed as an exhibit to the Company's Form 8-K filed on March 21, 2000 and incorporated by reference herein.

4.13 Form of Amended and Restated Promissory Notes held by officer, convertible into Common Stock of the Company at a rate of $1.00 per share filed as an exhibit to the Company's Form 10-K filed on March
            30, 2000 and incorporated by reference herein.

4.14        Securities Purchase Agreement dated September 30, 2002 between the
            Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.15        Registration Rights Agreement dated September 30, 2002 between the
            Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.16 Form of Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.17 Form of Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed
            October 21, 2002 and incorporated by reference herein.

4.18 Form of Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.19 Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed
            January 15, 2003 and incorporated by reference herein.

4.20 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.21 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.22 Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.23 Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
            8-K/A filed January 15, 2003 and incorporated by reference herein.

4.24 Form of Registration Rights Agreement between the Company and certain private investors, filed as an exhibit to the Company's Form
            8-K/A filed January 15, 2003 and incorporated by reference herein.

4.25        Exchange Agreement dated April 11, 2002 between the Company and
            Coastal, filed as an exhibit to the Company's Form 10-Q filed May
            10, 2002 and incorporated herein by reference.

4.26        Exchange Agreement dated April 11, 2002 between the Company and St.
            James, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.27        Registration Rights Agreement dated April 11, 2002 between the
            Company and St. James, filed as an exhibit to the company's Form
            10-Q filed May 10, 2002 and incorporated herein by reference.

4.28 Form of Securities Purchase Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.29 Form of Registration Rights Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

5.1* Form of Opinion of Haynes and Boone LLP regarding validity of shares issued.

10.1**      Employment Agreement between the Company and Herman Frietsch and
            Amendment thereto filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

10.2** Employment Agreement dated as of January 1, 2001 between the Company and Eugene Helms filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.3        Lease Agreement between Campbell Place One Joint Venture and DNA
            Enterprises, dated February 1, 1997 filed as an exhibit to the Company's Form 10-Q filed May 15, 1997 and incorporated by reference herein.

10.4        Agreement to Form Joint Venture dated August 17, 2001 between the
            Company and Singapore Technologies Electronics Limited filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.5        Sharing Agreement dated August 30, 2001 among the Company, Intelect
            Network Technologies Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.6        Stockholders Agreement dated August 30, 2001 among the Company,
            Intelect Technologies Inc. and Singapore Technologies Electronics
            Limited filed as an exhibit to the Company's Form 8-K filed
            September 7, 2001 and incorporated by reference herein.

10.7        Transition Services Agreement dated August 30, 2001 between the
            Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.8        Asset Purchase Agreement dated January 11, 2002 among the Company,
            Flextronics Design S.D., Inc. and DNA Enterprises, Inc. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.9 Design / Engineering Services Agreement dated January 11, 2002 between the Company and Flextronics Design S.D. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.10       Form of Promissory Note dated June 1, 2001 in favor of Bank One,
            N.A. filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.11       Business Loan Agreement dated June 1, 2001 between the Company and
            Bank One, N.A. filed as an exhibit to the Company's Form 10-Q filed
            August 14, 2001 and incorporated by reference herein.

10.12       Reimbursement Agreement dated June 1, 2001 among the Company and
            Oscar S. Wyatt, Jr., Fayez Sarofim and Morton Cohn filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.13       Form of Promissory Note dated October 12, 2001 in favor of Bank One,
            N.A. filed as an exhibit to the Company's Form 10-Q filed November
            14, 2001 and incorporated by reference herein.

10.14       Loan Agreement dated October 12, 2001 between the Company and Bank
            One, N.A. filed as an exhibit to the Company's Form 10-Q filed
            November 14, 2001 and incorporated by reference herein.

10.15 Reimbursement Agreement dated October 12, 2001 between the Company and Oscar S. Wyatt, Jr. filed as an exhibit to the Company's Form
            10-Q filed November 14, 2001 and incorporated by reference herein.

10.16 Promissory Note dated October 5, 2001 filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.17 Promissory Note dated October 12, 2001 filed as an exhibit to the Company's Form 10-Q filed November 14, 2001 and incorporated by reference herein.

10.18 Promissory Note dated September 29, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.19 Promissory Note dated November 30, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.20 Promissory Note dated December 14, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.21 Promissory Note dated February 11, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.22**     Employment Agreement dated January 1, 2001 between the Company and
            Robert P. Capps filed as an exhibit to the Company's Form 10-K filed
            April 15, 2002 and incorporated by reference herein.

10.23       Release and Settlement Agreement dated January 19, 2001 between the
            Company and Savage Arms, Inc. filed as an exhibit to the Company's
            Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.24       Settlement and Release Agreement dated March 4, 2002 among the
            Company, DNA Enterprises, Inc. and Cadence Design Systems, Inc.
            filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.25** Amended and Restated Stock Incentive Plan filed as an exhibit to the Company's Definitive Proxy Statement filed on April 30, 2001 and incorporated by reference herein.

10.26       Amendment to Credit Agreement dated October 3, 2002 between the
            Company and Bank One, NA, filed as an exhibit to the Company's Form
            8-K filed October 21, 2002 and incorporated by reference herein.

10.27       Reimbursement Agreement by and between the Company and O.S. Wyatt,
            Jr. dated as of December 30, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

10.28 Promissory Note dated October 1, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003, and incorporated by reference herein.

13.1        Annual Report to stockholders on Form 10-K for the year ended
            December 31, 2001, filed on April 15, 2002 and incorporated by reference herein.

13.2        Quarterly Report to stockholders on Form 10-Q for the quarter ended
            March 31, 2002, filed on May 13, 2002 and incorporated by reference herein.

13.3        Quarterly Report to stockholders on Form 10-Q for the quarter ended
            June 30, 2002, filed on August 12, 2002 and incorporated by reference herein.

13.4        Quarterly Report to stockholders on Form 10-Q for the quarter ended
            September 30, 2002, filed on November 14, 2002 and incorporated by reference herein.

21.1*       Subsidiaries of the Company

23.1*       Consent of Grant Thornton LLP

23.2*       Consent of Haynes and Boone, LLP (included in 5.1)

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* Filed herewith.

** Management contract or other compensatory plan or arrangement.




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